                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                          ______________

                           SCHEDULE 13D
                         Amendment No. __

            Under the Securities Exchange Act of 1934



     Meritage Hospitality Group Inc., a Michigan corporation
                         (Name of Issuer)



                  Common Shares, $.01 par value
                  (Title of Class of Securities)


                           59000K 10 1
                          (CUSIP Number)


                      Gary P. Kreider, Esq.
                   Keating, Muething & Klekamp
                One East Fourth Street, 18th Floor
                      Cincinnati, Ohio 45202
                          (513) 579-6411
          (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                         August 28, 1996

     (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ].

Check the following box if a fee is being paid with this statement [X].

[ ][ ] CUSIP NO. 59000K 10 1
                               13D

  1  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Mr. Jerry L. Ruyan -- ###-##-####

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   [ ]
                                                          (b)   [ ]


  3  SEC USE ONLY


  4  SOURCE OF FUNDS*

        PF

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

             [ ]


  6  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States citizen

                 7  SOLE VOTING POWER

   NUMBER OF         201,644
    SHARES
                 8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY
                         -0-
     EACH
   REPORTING     9  SOLE DISPOSITIVE POWER
  PERSON WITH
                      201,644

                10  SHARED DISPOSITIVE POWER

                         -0-

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       201,644

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

        [ ]

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.3 %

 14  TYPE OF REPORTING PERSON*

        IN


              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           Security and Issuer.

             This Schedule 13D relates to the Common Shares, $.01 par value per share of Meritage Hospitality Group, Inc. ("MHGI"), a Michigan corporation. MHGI's principal executive offices are located at 40 Pearl Street, N.W., Suite 900, Grand Rapids,
Michigan  49503.

Item 2.           Identity and Background.

                  (a)  Jerry L. Ruyan

                  (b)  8730 Red Fox Lane, Cincinnati, Ohio 45243

                  (c)  Mr. Ruyan is primarily engaged in the
                       business of investing.  He conducts his
                       investment activities from the address
                       listed in (b) above.

                  (d) Mr. Ruyan, during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) Mr. Ruyan, during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Ruyan being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)  United States citizen.

Item 3.           Source and Amount of Funds or Other Consideration.

             Mr. Ruyan has utilized personal funds in the amount of $860,000 in connection with acquisitions to date of the Common
Shares.

Item 4.           Purpose of Transaction.

             Mr. Ruyan has acquired his present position in the Common Shares as an investment.

             From time to time, Mr. Ruyan may acquire additional
Common Shares of MHGI, or dispose of such Common Shares.

             Other than as set forth above, Mr. Ruyan has no plans or proposals which relate to or would result in:

             (a) the acquisition by any person of additional securities of MHGI, or the disposition of securities of MHGI;

             (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving MHGI or any of its subsidiaries;

             (c) a sale or transfer of a material amount of assets of MHGI or any of its subsidiaries;

             (d) any change in the present board of directors or management of MHGI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

             (e)  any material change in the present
                  capitalization or dividend policy of MHGI;

             (f) any other material change in MHGI's business or corporate structure;

             (g) changes in MHGI's articles of incorporation or by-laws or other actions which may impede the acquisition of control of MHGI by any person;

             (h) causing a class of securities of MHGI to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

             (i) a class of equity securities of MHGI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities
                  Exchange Act of 1934; or

             (j) any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer.

                  (a)  See page 2, nos. 11 and 13.
                  (b)  See page 2, nos. 7-10.
                  (c)  All of the following trades were made
                       through market transactions in the last 60 days:

		                   Purchase     Number     Price
		                      or          of        Per
		       Date          Sale       Shares     Share
		       ____        ________     ______     _____

		 August 28, 1996  Purchase    201,644     $4.26

                  (d)  None.
                  (e)  Not Applicable.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with respect to Securities of the Issuer.

                  None.

Item 7.           Material to be filed as Exhibits.

                  1. Power of Attorney executed in connection with filings under the Securities Exchange
                       Act of 1934

                              SIGNATURE


             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.


Dated: September 5, 1996              Jerry L. Ruyan
                                      ________________________
                                      Jerry L. Ruyan

                               EXHIBIT 1

                           POWER OF ATTORNEY


             I, JERRY L. RUYAN, hereby appoint GARY P. KREIDER and MARK A. WEISS, or either of them, as my true and lawful attorney-in-fact to sign on my behalf individually and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me pursuant to
Section 13(d) of the Securities and Exchange Act of 1934.

             IN WITNESS WHEREOF, I have hereunto set my hand this 23rd day of July, 1996.




                                        Jerry L. Ruyan
                                      ___________________________
                                        JERRY L. RUYAN